BINDING TERM SHEET

Spectral Capital Corporation – Intermatica Acquisition

This Binding Term Sheet (the “Term Sheet”) sets forth the principal terms and conditions under which Spectral Capital Corporation, a Nevada corporation (“Spectral”), will acquire 100% of the outstanding stock of Intermatica S.p.A., a società per azioni organized and existing under the laws of the Republic of Italy. (“Intermatica”). This Term Sheet is intended to be binding, except where expressly stated otherwise.

1. Parties

Buyer:
Spectral Capital Corporation
A Nevada corporation
Chief Executive Officer: Jenifer Osterwalder

Seller:
Intermatica S.p.A.,
A società per azioni organized and existing under the laws of the Republic of Italy
Chief Executive Officer: Gianluca Benedetti

2. Structure of Transaction

Spectral will acquire 100% of the issued and outstanding shares of Intermatica (the “Acquired Interests”) pursuant to a Definitive Stock Purchase Agreement (the “Definitive Agreement”).

3. Purchase Price

The total consideration to be paid by Spectral to Intermatica’s shareholders shall be as follows:

5,000,000 common shares of Spectral Capital Corporation issued immediately upon closing of the transaction and subject to lock-up agreements (“Spectral Shares”).

Escrow-Buy Back. The 5,000,000 shares above are subject to an escrow, buy-back and stand-still agreement that provides a minimum liquidity value of the Spectral shares issued of $40,000,000 or the transaction will be subject to rescission and a proper stand-still agreement will be in place until such milestone is achieved.  Spectral shall have a right of recission if the first milestone below on the earn out isn’t met.

Earn Out Provision

Up to 5,000,000 additional common shares of Spectral Capital Corporation upon achievement of the following milestones anytime within the next 3 years (“Earn Out Shares”):

Milestone 1: $2,000,000 in free cash flow for the 2026 or 2027 years by no later than December 31, 2027 (whichever happens earlier): 2,500,000 shares

For each additional $500,000 in yearly free cash flow earned through December 31, 2029, 156,250 additional shares are earned for up to a total of 2,500,000 additional shares at $10,000,000 in free cash flow.  Each increment only counts once, so if the December 31, 2028 free cash flow number is $3,000,000, an additional 312,500 shares will be earned and if the December 31, 2029 free cash flow number is $4,000,000 an additional 312,500 would be earned.  This would equal a total of 5,000,000 in initial shares, 2,500,000 shares for Milestone 1, 312,500 for the December 31, 2028 milestone and 312,500 for the December 31, 2029 milestone for a grand total of 8,125,000 shares.

The Definitive Agreement will also contain a provision that will prevent any Intermatica shareholder from being a holder of more than 4.9% of the issued and outstanding shares of Spectral.

4. Closing Timeline

The parties agree that the closing of the acquisition (the “Closing”) will occur as soon as possible, subject to satisfaction of the conditions below.

5. Conditions to Closing

The obligations of Spectral to consummate the acquisition are conditioned upon completion, to Spectral’s satisfaction, of:

1.Financial audit of Intermatica by a PCAOB-qualified firm or waiver of this condition by Spectral providing such an audit has been initiated.

2.Corporate and legal due diligence, including verification of ownership, contracts, liabilities, IP, and compliance to Spectral’s sole business judgement.

3.Negotiation and execution of the Definitive Agreement and all related documents.

Failure to meet any of these conditions permits Spectral to decline to close without penalty.

7. Exclusivity

From the date of this Term Sheet until the earlier of (i) the Closing or (ii) 180 days, Intermatica agrees not to solicit, negotiate, or accept any proposal relating to the sale, financing, or transfer of any equity or material assets without Spectral’s written consent.

8. Confidentiality

The existence and terms of this Term Sheet are confidential and may not be disclosed other than to professional advisers, regulators, or as required by law (including any SEC filings by Spectral) without the consent of Spectral. The Parties understand that Spectral is in the process of a NASDAQ uplisting there will be no public announcements regarding the term sheet without the consent of Spectral.

9. Binding Effect

This Term Sheet is binding and enforceable subject to the due diligence requirements listed herein.  The parties agree to negotiate the Definitive Agreement in good faith.

10. Governing Law-Expenses

This Term Sheet shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict-of-law principles. Each party shall bear its own expenses in this Binding Term Sheet.  Spectral shall bear its own legal, accounting and travel expense and Intermatica shall bear its own expenses, including the costs of any audits of Intermatica.

IN WITNESS WHEREOF, the parties have executed this Binding Term Sheet as of the dates below.

SPECTRAL CAPITAL CORPORATION
By: ________________________________
Jenifer Osterwalder
Chief Executive Officer
Date: ______________________________

INTERMATICA S.P.A.,
By: ________________________________
Gianluca Benedetti
Chief Executive Officer
Date: ______________________________